SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2018

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated May 15, 2018	A-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;
•	the expected impact of tariff changes on our business, financial condition and results of operations;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will”, “confident”, “hope”, “strive”, “endeavor” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	May 16, 2018	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

(1) RESIGNATION OF EXECUTIVE DIRECTOR; AND (2) WITHDRAWAL OF ORDINARY RESOLUTION NUMBER 3(iii) AT THE AGM

RESIGNATION OF EXECUTIVE DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that Mr. Sha Yuejia (“Mr. Sha”) will resign from his positions as an Executive Director and a Vice President of the Company by reason of retirement, with effect from the conclusion of the AGM (as defined below) on 17 May 2018. Mr. Sha has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board takes this opportunity to acknowledge Mr. Sha’s contributions to the Company with the highest regard and deepest gratitude.

WITHDRAWAL OF ORDINARY RESOLUTION NUMBER 3(iii) AT THE AGM

Reference is made to the Company’s notice of annual general meeting (the “AGM Notice”), circular regarding buy-back mandate and re-election of directors (the “AGM Circular”) and form of proxy (the “Proxy Form”) dated 13 April 2018 in relation to the 2018 annual general meeting of the Company to be held in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 17 May 2018 at 10:00 a.m. (the “AGM”).

A-1

Due to the resignation of Mr. Sha, ordinary resolution number 3(iii) in respect of the re- election of Mr. Sha as an Executive Director of the Company as set out in the AGM Notice, the AGM Circular and the Proxy Form is no longer applicable and will not be put forward for consideration and approval by the shareholders of the Company at the AGM.

Those Proxy Forms already lodged by shareholders of the Company shall remain valid, except that no vote will be conducted or counted by the Company for ordinary resolution number 3(iii).

Shareholders of the Company are reminded to carefully read the AGM Notice (including its notes) and the AGM Circular (including its appendix) for details in respect of other resolutions which will be put forward as scheduled for consideration and approval at the AGM, eligibility for attending the AGM, appointment of proxy and other relevant matters.

By Order of the Board

China Mobile Limited

Shang Bing

Chairman

Hong Kong, 15 May 2018

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

A-2